Klondex Reports Third Quarter 2016 Results; Records Record Quarterly
Revenues of $53.0 million
On Track to Achieve Full Year Production and Cost Guidance
Vancouver, BC - November 3, 2016 - Klondex Mines Ltd. (TSX: KDX; NYSE MKT: KLDX) ("Klondex", the "Company", "we", "our", or "us") is pleased to announce its operational and financial results for the third quarter of 2016 as well as recent developments. This press release should be read in conjunction with our third quarter 2016 interim financial statements and related management's discussion & analysis ("MD&A"), which are available on our website (www.klondexmines.com), on SEDAR (www.sedar.com), and on EDGAR (www.sec.gov). All dollar amounts included in this press release are expressed in thousands of United States dollars, unless otherwise noted, and are based on our financial statements and MD&A, which were prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board. References to "Notes" refers to the notes contained in the third quarter 2016 interim financial statements. "Nevada Operations" collectively refers to our Fire Creek and Midas mines.
Third Quarter 2016 Highlights

•	Health, Safety, and Environmental - No lost-time injuries or environmental citations at Fire Creek, Midas or True North.

•	True North - Positive production decision and first gold sold, now have three producing mines.

•
Cash Flows and Liquidity - Strengthened financial position and liquidity. Following a CDN$129.5 million equity offering, cash balance of $131.1 million, working capital of $119.9 million (ratio of 4.1:1), and total liquidity of $144.9 million when including the Revolver availability. On October 3, 2016, remitted $80.0 million payment to complete Hollister Acquisition.

•
Ounces Sold and Financial Results - Sold 41,553 gold equivalent ounces ("GEOs"), consisting of 36,648 gold ounces and 362,500 silver ounces. Revenue of $53.0 million from average selling prices per gold and silver ounce of $1,276 and $17.26, respectively. Net income of $7.2 million (or $0.05 per share - basic).

•
Nevada Operations and Performance Measures - Produced 35,324 GEOs and continued trend of increasing GEO grades milled at Nevada Operations. Nevada Operations operating metrics were: 761 ore tons milled per day at an average GEO mill head grade of 0.55 oz/ton. Cost metrics are as follows:

	Production cash costs per gold equivalent ounce sold	All-in sustaining costs per gold ounce sold	All-in costs per gold ounce sold (excluding True North)
Non-IFRS Measure - Nevada Operations(1)	$671	$1,155	$1,206
(1) See Non-IFRS Performance Measures in this Press Release.

•	Mineral Reserves and Resources - Updated Mineral Reserve and Mineral Resource estimates for Fire Creek, Midas, and True North.

•	Capital Expenditures - Spent $8.9 million at Fire Creek, $8.0 million at Midas, $3.8 million at True North, and $0.1 million at corporate for total capital spending of $20.8 million.
Recent Developments

•
Hollister Acquisition and Private Placement - On October 3, 2016, completed the acquisition of the Hollister and Aurora projects, located in Nevada, USA. Synergies with our Nevada Operations and significant future operational and exploration potential.

•
True North Technical Report - On October 27, 2016, we filed a Technical Report for True North and reported a Mineral Reserve in the tailings of ~32,400 Au oz consisting of 1,170k tons at an average grade of 0.028 Au opt. This is in addition to the Mineral Reserve and Mineral Resource of the True North gold mine announced on September 12, 2016.

•	Secured Revolving Facility - On October 27, 2016, we amended our Revolver to increase its capacity by $10.0 million to $35.0 million, further strengthening our financial position and liquidity.
Mr. Paul Huet, President and CEO commented, "We continue to deliver on our commitments as our third quarter operating and financial results were in line with our plans.  Due to the planned development activities conducted throughout the year, we are well positioned to achieve our full year production and cost guidance.” Mr. Huet continued, “We also achieved a milestone in the third quarter by placing our third mine into production.  True North has become an important asset in our portfolio and we are excited about its future contributions to our profitability."

2016 Full Year Outlook
Nevada Operations
We maintain our targeted total annual production costs and GEO production guidance, which is expected to be weighted approximately 45%-50% in the first-half of 2016 and 50%-55% in the second-half of 2016. While we maintain our annual total Nevada Operations guidance, our production cash cost per GEO range was decreased by $50 at Fire Creek and was increased by $50 at Midas. Our 2016 GEO production and grades are expected to progressively increase from the first half of the year to the second half of the year following the completion of planned first-half development and silling activities. GEO grades milled at our Nevada Operations were 0.44 oz/ton, 0.52 oz/ton, and 0.55 oz/ton during the first, second, and third quarters of 2016, respectively.
The following table outlines our annual guidance compared to actual results and presents all-in costs per gold ounce sold exclusive of True North, which was acquired during the first quarter of 2016 (after the release of our full-year guidance):

	Fire Creek		Midas		Total		Actual
2016 Guidance (Nevada Operations)	Low	High	Low	High	Low	High	Nine months ended September 30, 2016
Gold equivalent ounces produced(1)	97,000	100,000	48,000	50,000	145,000	150,000	106,901
Production cash costs per GEO sold(1)(2)	$400	$450	$900	$950	$600	$650	$649
All-in sustaining costs per gold ounce sold(2)					$850	$900	$1,067
All-in costs per gold ounce sold, excluding True North(2)					$1,025	$1,075	$1,163
Capital expenditures on mineral properties, plant and equipment, excluding True North	$34,700	$36,700	$20,300	$23,300	$55,000	$60,000	$45,514
(1)  Gold equivalent measures are the gold measure plus the silver measure divided by a GEO ratio. GEO ratios are computed by dividing the projected average realized gold price per ounce by the projected average realized silver price per ounce expected to be received by us in 2016.

(2) See Non-IFRS Performance Measures section in this Press Release.
True North
We expect to produce gold ounces during the second half of 2016 from a combination of processing gold in tailings and mining. The following table outlines our annual guidance and is compared to actual results:

	Total		Actual
2016 Guidance (True North)	Low	High	Nine months ended September 30, 2016
Gold ounces produced	8,000	12,000	1,752
Capital expenditures on mineral properties, plant and equipment	$14,000	$16,000	$11,708
Hollister Project
The following table outlines our fourth quarter projections for Hollister capital spending:

	Total		Actual
2016 Guidance (Hollister Project)	Low	High	Nine months ended September 30, 2016
Capital expenditures on mineral properties, plant and equipment	$7,500	$9,500	$—

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Consolidated Financial Results of Operations

	Three months ended September 30,		Nine months ended September 30,
	2016	2015	2016	2015
Revenues	$53,005	$38,436	$136,484	$118,002
Cost of sales
Production costs	27,828	21,029	71,750	63,366
Depreciation and depletion	7,127	7,628	19,885	22,442
Gross profit	18,050	9,779	44,849	32,194
General and administrative expenses	4,840	3,454	11,429	9,252
Loss on equipment disposal	109	—	109	351
Income from operations	13,101	6,325	33,311	22,591
(Loss) gain on gold supply agreement derivative, net	(113)	(66)	(1,948)	229
Finance charges, net	(1,305)	(2,120)	(3,886)	(6,405)
Foreign currency gain (loss), net	370	5,945	(1,837)	12,207
Business acquisition costs	(819)	—	(1,846)	—
Provision for legal settlement	—	—	(2,250)	—
Other, net	(813)	—	(694)	—
Income before tax	10,421	7,952	20,850	26,490
Income tax expense	3,207	3,836	7,594	10,347
Net income	$7,214	$4,116	$13,256	$16,143

Net income per share	$0.05	$0.03	$0.09	$0.12
When compared to the prior year quarter, third quarter 2016 Revenues were higher from selling an additional 8,714 gold ounces at a $140 higher average realized price, partially offset by a decrease in silver sales due to low silver grades. Production costs and Depreciation and depletion increased from the prior period due primarily to an increase in ounces sold. General and administrative expenses increased in 2016 due to increased staff levels at the corporate office, severance payments, and costs associated with our deferred share unit plan. Finance charges were primarily related to the gold purchase agreement, finance leases, and the promissory note pursuant to the True North acquisition. Business acquisition costs related to the True North and Hollister/Aurora acquisitions.
Liquidity and Capital Resources

	Three months ended September 30,			Nine months ended September 30,
	2016	2015	Change	2016	2015	Change
Net cash provided by operating activities	$16,576	$13,399	$3,177	$44,539	$36,662	$7,877
Net cash used in investing activities	(20,760)	(9,728)	(11,032)	(75,056)	(23,809)	(51,247)
Net cash provided by financing activities	98,410	2,665	95,745	101,719	3,298	98,421
Effect of foreign exchange on cash balances	38	(543)	581	842	(1,348)	2,190
Net increase in cash	94,264	5,793	88,471	72,044	14,803	57,241
Cash, beginning of period	36,877	54,498		59,097	45,488
Cash, end of period	$131,141	$60,291		$131,141	$60,291
We generated $16.6 million of net operating cash flows and were provided $98.4 million from financing cash flows due to the CDN$129.5 million equity offering and the exercise of share options and warrants; cash used in investing activities totaled $20.8 million. We maintained our strong financial position and as of September 30, 2016, had total liquidity of $144.9 million, consisting of $119.9 million in working capital and $25.0 million of borrowing availability under our Revolver. On October 3, 2016, we remitted $80.0 million cash to complete the Hollister Acquisition and on October 27, 2016, we increased our Revolver borrowing capacity by $10.0 million to $35.0 million.

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Third Quarter and Year To Date 2016 Summary Operational Results

	Three months ended September 30,
	2016					2015
Mine operations	Fire Creek	Midas	Nevada Total	True North	Total	Nevada Total(1)	Change
Ore tons milled	26,122	43,934	70,056	31,748	101,804	70,997	30,807
Average gold equivalent mill head grade (oz/ton)(2)	0.98	0.28	0.55	0.06		0.48
Average gold mill head grade (oz/ton)	0.97	0.18	0.48	0.06		0.39
Average silver mill head grade (oz/ton)	0.66	7.59	5.00	—		6.65
Average gold recovery rate (%)	93.4%	93.4%	93.3%	88.7%		94.1%
Average silver recovery rate (%)	87.2%	87.2%	87.3%	—%		94.0%
Gold equivalent produced (oz)(2)	23,858	11,445	35,324	1,752	37,070	32,076	4,994
Gold produced (oz)	23,654	7,523	31,177	1,752	32,929	26,300	6,629
Silver produced (oz)	15,023	291,031	306,054	—	306,054	443,576	(137,522)
Gold equivalent sold (oz)(2)(3)(4)	27,500	13,036	40,560	1,000	41,553	33,853	7,700
Gold sold (oz)(3)	27,254	8,394	35,648	1,000	36,648	27,934	8,714
Silver sold (oz)	18,100	344,400	362,500	—	362,500	454,611	(92,111)
Revenues and realized prices
Gold revenue (000s)	$34,653	$10,750	$45,403	$1,344	$46,747	$31,715	$15,032
Silver revenue (000s)	312	5,946	6,258	—	6,258	6,721	$(463)
Total revenues (000s)	$34,965	$16,696	$51,661	1,344	53,005	$38,436	$14,569
Average realized gold price ($/oz)	$1,271	$1,281	$1,274	$1,344	$1,276	$1,135	$141
Average realized silver price ($/oz)	$17.24	$17.26	$17.26	$—	$17.26	$14.78	$2.48
Non-IFRS Measures
Production cash costs per GEO sold(4)	$499	$1,035	$671	$615	$670	$621	$49
All-in sustaining costs per gold ounce sold(4)			$1,155	n/a	$1,140	$858	$282
All-in costs per gold ounce sold (Nevada Total)(4)					$1,206	$1,096	$110
All-in costs per gold ounce sold (including True North)(4)					$1,275	n/a	n/a
(1) During the 2015, production was only from Nevada Operations.
(2)  Gold equivalent measures are the gold measure plus the silver measure divided by a GEO ratio. GEO ratios are computed by dividing the average realized gold price per ounce by the average realized silver price per ounce received by us in the respective period and match the ratios used to determine the production cash costs per GEO sold. Refer to the Non-IFRS Performance Measures section of this Press Release for additional detail.

(3) Includes ounces sold (if any) under the Gold Supply Agreement and ounces delivered under the Gold Purchase Agreement; see Notes 8 and 10.
(4) This is a non-IFRS measure; refer to the Non-IFRS Performance Measures section of this Press Release for additional detail.

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	Nine months ended September 30,
	2016					2015
Mine operations	Fire Creek	Midas	Nevada Total	True North	Total	Nevada Total(1)	Change
Ore tons milled	92,832	137,173	230,005	31,748	261,753	191,721	70,032
Average gold equivalent mill head grade (oz/ton)(2)	0.86	0.26	0.50	0.06		0.54
Average gold mill head grade (oz/ton)	0.85	0.15	0.43	0.06		0.44
Average silver mill head grade (oz/ton)	0.76	8.24	5.22	—		7.13
Average gold recovery rate (%)	93.6%	94.1%	93.7%	88.7%		94.2%
Average silver recovery rate (%)	87.4%	87.7%	87.7%	—%		92.9%
Gold equivalent produced (oz)(2)	74,480	32,357	106,901	1,752	108,634	97,269	11,365
Gold produced (oz)	73,673	19,287	92,960	1,752	94,712	80,077	14,635
Silver produced (oz)	61,864	990,672	1,052,536	—	1,052,536	1,270,504	(217,968)
Gold equivalent sold (oz)(2)(3)(4)	72,644	36,916	109,629	1,000	110,610	99,461	11,149
Gold sold (oz)(3)	71,688	23,423	95,111	1,000	96,111	81,837	14,274
Silver sold (oz)	73,351	1,022,739	1,096,090	—	1,096,090	1,302,419	(206,329)
Revenues and realized prices
Gold revenue (000s)	$88,235	$29,008	$117,243	$1,344	$118,587	$97,098	$21,489
Silver revenue (000s)	1,177	16,720	17,897	—	17,897	20,904	$(3,007)
Total revenues (000s)	$89,412	$45,728	$135,140	1,344	136,484	$118,002	$18,482
Average realized gold price ($/oz)	$1,231	$1,238	$1,233	$1,344	$1,234	$1,186	$48
Average realized silver price ($/oz)	$16.05	$16.35	$16.33	$—	$16.33	$16.05	$0.28
Non-IFRS Measures
Production cash costs per GEO sold(4)	$458	$1,025	$649	$615	$649	$637	$12
All-in sustaining costs per gold ounce sold(4)			$1,067	n/a	$1,062	$750	$312
All-in costs per gold ounce sold (Nevada Total)(4)					$1,163	$1,046	$117
All-in costs per gold ounce sold (including True North)(4)					$1,272	n/a	n/a
(1) During the 2015, production was only from Nevada Operations.
(2)  Gold equivalent measures are the gold measure plus the silver measure divided by a GEO ratio. GEO ratios are computed by dividing the average realized gold price per ounce by the average realized silver price per ounce received by us in the respective period and match the ratios used to determine the production cash costs per GEO sold. Refer to the Non-IFRS Performance Measures section of this Press Release for additional detail.

(3) Includes ounces sold (if any) under the Gold Supply Agreement and ounces delivered under the Gold Purchase Agreement; see Notes 8 and 10.
(4) This is a non-IFRS measure; refer to the Non-IFRS Performance Measures section of this Press Release for additional detail.
Our 2016 annual operating plan for our Nevada Operations encompasses higher GEO grades and production during the second half of the year. During the third quarter of 2016, our Nevada mines produced 35,324 GEOs, bringing our year to date consolidated GEO production to 106,901 GEOs, which is approximately 73% of our annual guidance's midpoint range. At our Nevada Operations, the 70,056 ore tons milled (average of 761 tons per day) represented a decrease of 186 tons per day from the prior quarter as we focused mining efforts on ore development to access additional faces in the fourth quarter. Our fourth quarter plan entails increasing both the GEO grades by mining in higher grade areas and the average daily milling rate at the Midas mill. At True North, we reported our first gold sales from the re-processing of existing tailings and during the fourth quarter will begin running ore through the mill.
Fire Creek and Midas's third quarter 2016 ounces sold were in-line with management expectations and included the sale of 40,560 GEOs, consisting of 35,648 gold ounces and 362,500 silver ounces. Due to the sale of an additional 7,714 gold ounces at a $139 higher average realized price, gold revenue at our Nevada Operations increased $13.7 million during the third quarter of 2016 compared to the same period of 2015, while silver revenue decreased due to lower grades which were offset by higher realized prices. True North recorded its first revenue from the sale of 1,000 gold ounces at $1,344 per ounce, bringing consolidated sales to 41,553 GEOs totaling $53.0 million in revenue.

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We continued to generate significant cash margins on a consolidated basis as our third quarter production cash costs per GEO sold of $670 remained well below current gold price levels.
Webcast and Conference Call
Klondex will report its third quarter 2016 financial results after market close on Thursday, November 3, 2016. A conference call and webcast will be held the following morning on Friday, November 4, 2016 at 10:30 am ET/7:30 am PT. The conference call telephone numbers are listed below:
Canada & USA Toll Free Dial In: 1-800-319-4610
Toronto: +1 1-416-915-3239
International: +1-604-638-5340
Callers should dial in 5 to 10 minutes prior to the scheduled start time and ask to join the Klondex call. The webcast will be available on the Company's website or by clicking: http://services.choruscall.ca/links/klondex20161104.html.
About Klondex Mines Ltd. (www.klondexmines.com)
Klondex is a well-capitalized, junior-tier gold and silver mining company focused on exploration, development, and production in a safe, environmentally responsible, and cost-effective manner. The Company has 100% interests in three producing mineral properties: the Fire Creek Mine and the Midas Mine and ore milling facility, both of which are located in the state of Nevada, USA, and the True North Gold Mine (formerly the Rice Lake Mine) and mill in Manitoba, Canada. The Company also has 100% interests in two recently acquired projects, the Hollister mine and the Aurora mine and ore milling facility (formerly known as Esmeralda), also located in Nevada, USA.
For More Information Contact:
John Seaberg
Senior Vice President, Investor Relations and Corporate Development
O: 775-284-5757
M: 303-668-7991
jseaberg@klondexmines.com

Cautionary Note Regarding Technical Information and Forward-looking Information
This news release contains certain information that may constitute forward-looking information or forward-looking statements under applicable Canadian and U.S. securities legislation (collectively, "forward looking information"), including but not limited to information about current expectations on the timing and success of exploration and development activities, the timing and success of mining operations, the Company's ability to produce and sell gold and silver, the Company’s achievement of the full-year projections for ounce production, metal grades and production costs, the Company's ability to meet annual operations estimates, the ability to maintain average daily milling rates, the Company's capital addition expenditures, the Company's intention and ability to monetize mineralized material, the results of economic studies regarding the Company's mineral projects, the Company's financial conditions, the successful execution and project development at all of the Company's mines and projects, and related permitting the completion of the Hollister acquisition, and the completion of the equity private placement. This forward-looking information entails various risks and uncertainties that are based on current expectations, and actual results may differ materially from those contained in such information. These uncertainties and risks include, but are not limited to, the strength of the global economy; the price of gold and silver; operational, funding and liquidity risks; the degree to which mineral resource estimates are reflective of actual mineral resources; the degree to which factors which would make a mineral deposit commercially viable are present; the risks and hazards associated with underground operations; and the ability of Klondex to fund its substantial capital requirements and operations. Risks and uncertainties about the Company's business are more fully discussed in the Company's disclosure materials filed with the securities regulatory authorities in Canada and United States available at www.sedar.com and www.sec.gov, respectively. Readers are urged to read these materials. Klondex assumes no obligation to update any forward-looking information or to update the reasons why actual results could differ from such information unless required by law.
Technical Information
Scientific and technical information in this press release has been reviewed and approved by Brian Morris, a "qualified person" within the meaning of NI 43-101.

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Non-IFRS Performance Measures
We have included the non-IFRS measures "Production cash costs per gold equivalent ounce sold", “All‐in sustaining costs per gold ounce sold”, and "All-in costs per gold ounce sold" in this press release (collectively, the "Non-IFRS Measures"). These Non-IFRS Measures are used internally to assess our operating and economic performance and to provide key performance information to management. We believe that these Non-IFRS Measures, in addition to conventional measures prepared in accordance with IFRS, provide investors with an improved ability to evaluate our performance and ability to generate cash flows required to fund our business. These Non-IFRS Measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These Non-IFRS Measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to or consistent with measures used by other issuers or with amounts presented in our financial statements.
Our primary business is gold production and our future development and current operations primarily focus on maximizing returns from such gold production. As a result, our Non-IFRS Measures are calculated and disclosed on a per gold ounce basis.
Production Cash Costs per Gold Equivalent Ounce Sold
Production cash costs per gold equivalent ounce sold presents our cash costs associated with the production of gold equivalent ounces and, as such, non-cash depreciation and depletion charges are excluded. Production cash costs per gold equivalent ounce sold is calculated on a per gold equivalent ounce sold basis, and includes all direct and indirect operating costs related to the physical activities of producing gold, including mining, processing, third-party refining expenses, on-site administrative and support costs, and royalties (State of Nevada net proceeds and other such taxes are excluded). Gold equivalent ounces are computed as the number of silver ounces required to generate the revenue derived from the sale of one gold ounce, using average realized selling prices (table in thousands, except ounces sold and per ounce amounts):

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	Three months ended September 30, 2016					Three months ended September 30, 2015
	Fire Creek	Midas	Nevada Total	True North	Total	Fire Creek	Midas	Nevada Total(1)
Average realized price per gold ounce sold	$1,271	$1,281	$1,274	$1,344	$1,276	$1,130	$1,158	$1,135
Average realized price per silver ounce sold	$17.24	$17.26	$17.26	$—	$17.26	$15.17	$14.77	$14.78
Silver ounces equivalent to revenue from one gold ounce	73.8	74.2	73.8	—	73.9	74.5	78.4	76.8
Silver ounces sold	18,100	344,400	362,500	—	362,500	13,248	441,363	454,611
GEOs from silver ounces sold	246	4,642	4,912	—	4,905	178	5,630	5,919
Gold ounces sold(2)	27,254	8,394	35,648	1,000	36,648	22,203	5,731	27,934
Gold equivalent ounces	27,500	13,036	40,560	1,000	41,553	22,381	11,361	33,853
Production costs	$13,716	$13,497	$27,213	$615	$27,828	$10,124	$10,905	$21,029
Production cash costs per GEO sold	$499	$1,035	$671	$615	$670	$452	$960	$621

	Nine months ended September 30, 2016					Nine months ended September 30, 2015
	Fire Creek	Midas	Nevada Total	True North	Total	Fire Creek	Midas	Nevada Total(1)
Average realized price per gold ounce sold	$1,231	$1,238	$1,233	$1,344	$1,234	$1,178	$1,208	$1,186
Average realized price per silver ounce sold	$16.05	$16.35	$16.33	$—	$16.33	$16.52	$16.03	$16.05
Silver ounces equivalent to revenue from one gold ounce	76.7	75.8	75.5	—	75.6	71.3	75.4	73.9
Silver ounces sold	73,351	1,022,739	1,096,090	—	1,096,090	58,218	1,244,201	1,302,419
GEO from silver ounces sold	956	13,493	14,518	—	14,499	817	16,501	17,624
Gold ounces sold(2)	71,688	23,423	95,111	1,000	96,111	58,743	23,094	81,837
Gold equivalent ounces	72,644	36,916	109,629	1,000	110,610	59,560	39,595	99,461
Production costs	$33,285	$37,850	$71,135	$615	$71,750	$28,316	$35,050	$63,366
Production cash costs per GEO sold	$458	$1,025	$649	$615	$649	$475	$885	$637
(1) During the 2015, production was only from Nevada Operations.
(2) Includes ounces sold (if any) under the Gold Supply Agreement and ounces delivered under the Gold Purchase Agreement; see Notes 8 and 10.
All-in Sustaining Costs per Gold Ounce Sold
All-in sustaining costs per gold ounce sold presents the full cost of gold production from our current operations; therefore, capital amounts related to expansion and growth projects are excluded. Certain other cash expenditures, including State of Nevada net proceeds and other related taxes, federal tax payments, and financing costs are also excluded. Our calculation of all-in sustaining costs per gold ounce sold is consistent with the June 2013 guidance released by the World Gold Council, a non-regulatory, non-profit market development organization for the gold industry.
We calculate our all-in sustaining costs per gold ounce sold on a Nevada basis, as ore from both Fire Creek and Midas is processed at Midas, for True North, and for a consolidated total. All-in sustaining costs per gold ounce sold includes all: (1) direct and indirect operating cash costs related to the physical activities of producing gold, including mining, processing, third-party refining expenses, on-site administrative and support costs, and royalties, (2) general and administrative expenses, (3) decommissioning provision accretion, and (4) sustaining capital expenditures, the total of which is reduced for revenues earned from silver sales (table in thousands, except ounces sold and per ounce amounts):

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	Three months ended September 30,				Nine months ended September 30,
	2016			2015	2016			2015
	Nevada Total(1)	True North	Total	Nevada Total(2)	Nevada Total(1)	True North	Total	Nevada Total(2)
Production costs	$27,213	$615	$27,828	$21,029	$71,135	$615	$71,750	$63,366
General and administrative expenses	4,840	—	4,840	3,454	11,429	—	11,429	9,252
Decommissioning provision accretion	137	—	137	107	412	—	412	299
Sustaining capital expenditures	15,230	—	15,230	6,112	36,390	—	36,390	9,396
Less: Silver revenue	(6,258)	—	(6,258)	(6,721)	(17,897)	—	(17,897)	(20,904)
All-in sustaining costs	41,162	615	41,777	23,981	101,469	615	102,084	61,409
Gold ounces sold(2)	35,648	1,000	36,648	27,934	95,111	1,000	96,111	81,837
All-in sustaining costs per gold ounce sold	$1,155	$615	$1,140	$858	$1,067	$615	$1,062	$750
(1) Nevada Total includes Corporate sustaining capital expenditures and all general and administrative costs.
(2) During the 2015, production was only from Nevada Operations.
(3) Includes ounces sold (if any) under the Gold Supply Agreement and ounces delivered under the Gold Purchase Agreement; see Notes 8 and 10.
We define sustaining capital expenditures as those costs which are required to sustain current gold ounce production levels. As such, non-sustaining (growth) capital expenditures include amounts for exploration, development, and permitting activities related to long-term growth and expansion efforts outside of the existing mineral resource boundary. For a reconciliation of our sustaining and non-sustaining (growth) capital expenditures see the Investing Cash Flows part of the Financial Position, Liquidity, and Capital Resources section of the MD&A.
All-in Costs per Gold Ounce Sold
All-in costs per gold ounce sold includes additional costs which reflect the varying costs of producing gold over the life-cycle of a mine or project. We calculate our all-in costs per gold ounce sold by beginning with all-in sustaining costs and adding non-sustaining (growth) capital expenditures and other costs not related to current operations (table in thousands, except ounces sold and per ounce amounts):

	Three months ended September 30,		Nine months ended September 30,
Nevada Total	2016	2015	2016	2015
All-in sustaining costs	$41,162	$23,981	$101,469	$61,409
Non-sustaining capital expenditures	1,828	6,631	9,124	24,233
All-in costs	42,990	30,612	110,593	85,642
Gold ounces sold (Nevada)(1)	35,648	27,934	95,111	81,837
All-in costs per gold ounce sold (Nevada)	$1,206	$1,096	1,163	1,046

Total (with True North)
All-in costs (Nevada total)	42,990	30,612	110,593	85,642
Non-sustaining capital expenditures (True North)	3,754	—	11,708	—
All-in costs	46,744	30,612	122,301	85,642
Gold ounces sold(1)	36,648	27,934	96,111	81,837
All-in costs per gold ounce sold	$1,275	$1,096	$1,272	$1,046
(1) Includes ounces sold (if any) under the Gold Supply Agreement and ounces delivered under the Gold Purchase Agreement; see Notes 8 and 10.
For a reconciliation of our sustaining and non-sustaining (growth) capital expenditures see the Investing Cash Flows part of the Financial Position, Liquidity, and Capital Resources section of the MD&A.

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